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SEC FILE NUMBER
8-52163

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

DebtTraders, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 West 45th Street, 16th Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARSON COLE (212) 247-1300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
179
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Carson R. Cole affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to DebtTraders, Inc. for the year ended December 31, 2004, are true and correct in all material respects. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/23/05

Signature Date

Chairman of the Board

Title

State of New York
County of New York
Subscribed and sworn to before me,
This [Date] FEBRUARY 23, 2005

Notary Public

MICHAEL SWAIN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01SW6079354
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES AUGUST 26, 2006

DEBTTRADERS, INC.
(SEC I.D. No. 8-52163)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
DebtTraders, Inc.

We have audited the accompanying statement of financial condition of DebtTraders, Inc. (the "Company") for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of DebtTraders, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 17, 2005

DEBTTRADERS, INC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
CASH	$ 675,056
RECEIVABLE FROM BROKER	480,094
SECURITIES OWNED, at fair value	179,150
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, At cost (less accumulated depreciation and amortization of $951,897)	1,914,580
PREPAID EXPENSES AND OTHER ASSETS	740,751
TAX RECOVERABLE	636,290
DEFERRED TAX ASSET	677,000
TOTAL ASSETS	$ 5,302,921
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 300,008
Payables to Parent and an affiliate	437,878
	737,886
SUBORDINATED LIABILITY	1,500,000
STOCKHOLDER'S EQUITY:	
Common stock, no par value, 10,000 shares authorized, 4,000 shares issued and outstanding	-
Additional paid-in capital	4,000,000
Retained earnings	(934,965)
Total stockholder's equity	3,065,035
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 5,302,921

See notes to statement of financial condition.

1. ORGANIZATION

DebtTraders, Inc. (the "Company") was incorporated under the laws of the State of Delaware on August 5, 1999. The Company's holding company is DebtTraders Group, Inc. (the "Ultimate Holding Company"). The Company engages in the business of trading in debt securities. The Company does not hold funds or securities for, or owe funds or securities to, customers.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

All securities transactions are introduced and cleared on a fully disclosed basis through a clearing broker. The Company pays the clearing broker for clearing expenses in accordance with terms specified under clearing arrangements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities owned are recorded on trade date and all profits and losses are reflected in principal transactions.

Furniture and equipment are recorded at cost and are depreciated on a straight-line basis using estimated useful lives of two to five years. Leasehold improvements are recorded at cost and are amortized on a straight-line basis over the life of the lease.

The Company uses the asset and liability method of providing for income taxes on all transactions that have been recognized in the financial statements. Under this method, deferred income taxes are recognised for all significant temporary differences. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities and assets between years.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2004 as well as the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from the estimates included in the financial statements.

3. RELATED PARTIES

In the normal course of business, the Company enters into principal transactions with its Parent and its affiliates.

The amounts payable to Parent and an affiliate in the Statement of Financial Condition represent the net balance due by the Company to the Parent and affiliate, respectively, as a result of various intercompany transactions.

An amount of $104,838 included in other assets at year-end being receivable from an affiliate company.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2004, the Company had net capital of $567,551, which was $467,551 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 1.3 to 1.

5. SECURITIES OWNED

Securities owned consists of the following at December 31, 2004:

Corporate debt securities	$158,750
Common stock	20,400
	$179,150

Securities owned are valued at fair value generally using market quotations. In cases where market quotations are not available, fair values are determined by analysis and other valuation techniques.

6. SUBORDINATED LIABILITY

The subordinated liability was granted by the Parent. It bears interest at 1% per annum and will mature on September 30, 2008.

The subordinated liability is available in computing net capital under the SEC's uniform net capital rule. To the extent that such liability is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

7. COMMITMENTS

The Company has a non-cancellable operating lease covering office space. At December 31, 2004, future minimum rental commitments under such lease were as follows:

Fiscal Year		Amount
2005	$	598,191
2006		609,744
2007		491,849
2008		465,434
2009		472,579
Thereafter		1,450,046
Total	$	4,087,843

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

The Company is engaged in proprietary trading activities, focusing primarily on global debt instruments. The Company executes all transactions through a New York Stock Exchange member firm ("clearing broker") on a fully disclosed basis. The Company's agreement with its clearing broker provides that the Company assumes customer and counterparties obligations in the event of non-performance. The Company's exposure to credit risk associated with nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers and counterparties ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by customers and counterparties in the above situations. The Company's policy is to monitor its market exposure and customer and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer and counterparty with which it conducts business.

9. STOCK OPTIONS

Certain directors and eligible employees of the Company were granted share options to purchase the shares of DebtTraders Group, Inc. ("DTGI"), the holding company of the Company, at $100 to $190.

A summary of stock option activity during the years is as follows:

	Number of shares	Weighted average exercise price
Outstanding at January 1, 2004	4,700	140.64
Granted	-	
Exercised	-	
Cancelled	(4,100)	
Outstanding at December 31, 2004	600	190.00

At December 31, 2004, the Company had:

Options available for grant	-
Options exercisable	600
Options exercisable weighted average exercise price	$190.00

The following table summarizes information on outstanding and exercisable stock options as of December 31, 2004

Range of exercisable prices	Number outstanding	Weighted average contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$190.00	600	0.15	$190	600	$190

Additional stock plan information

In accordance with Statement of Financial Accounting Standard ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, the Company applied Accounting Principles Board Opinion 25 ("APB 25") and related interpretations in accounting for its stock option plans, and accordingly does not record compensation costs unless the exercise price is less than the fair market value of shares at the grant date. All stock options were granted at or above fair market value at the date of grant, thus producing no compensation cost.

Under SFAS No. 123, the fair value of stock-based awards to employees is calculated using option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

The Company's calculations were made using the Black-Scholes options pricing model with the following weighted average assumptions:

Dividend yield	-
Expected volatility	19.76%
Risk-free interest rate	2.53%
Expected life of option following vesting (in months)	2
Fair value of options granted	$0.06

10. EMPLOYEE STOCK OWNERSHIP PLAN

DTGI has an employee stock ownership plan (the "Plan") to attract, motivate and retain outstanding individuals to align their interests with those of the DTGI's shareholders and to provide them with appropriate compensation and additional incentives to promote the success of the Company.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 17, 2005

DebtTraders, Inc.
18 West 55th Street, 2nd Floor
New York, New York, 10019

In planning and performing our audit of the financial statements of DebtTraders, Inc., (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 17, 2005), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP